SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of May, 2003
                                          ---------
                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
                                   -------------

Description of document filed:  NOTIFICATION OF MAJOR INTERESTS IN
                                ----------------------------------
                                SHARES
                                ------

AMVESCAP PLC
219836
IMMEDIATE RELEASE 29 MAY 2002
PLEASE CONFIRM RELEASE
ANGELA TULLY TEL: 020 7065 3652

                                SCHEDULE 10

                 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)  Name of company         AMVESCAP PLC

2)  Name of shareholder having a major interest
    BARCLAYS PLC THROUGH THE LEGAL ENTITIES LISTED BELOW:

    Barclays Global Investors Japan Trust                             868,286
    Barclays Life Assurance Co Ltd                                  1,425,836
    Barclays Private Bank and Trust Ltd                                 1,803
    Barclays Bank Trust Company Ltd                                     9,969
    Barclays Capital Securities Ltd                                   270,781
    Barclays Nikko Global Investors Ltd                               254,753
    Barclays Private Bank and Trust Ltd                                67,795
    Barclay Global Fund Advisors                                      474,267
    Barclay Global Investors Australia Ltd                            195,794
    Barclays Global Investors, N.A.                                 7,944,114
    Barclays Private Bank Ltd                                          39,602
    Barclays Global Investors Ltd                                  12,665,177
                                                                   ----------
                                         TOTAL                     24,218,177

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.

    NOTIFICATION IS IN RESPECT OF THE SHAREHOLDER NAMED IN 2 ABOVE.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

    See Attached List

5)  Number of shares/amount of stock acquired                  -

6)  Percentage of issued class                                 -

7)  Number of shares/amount of stock disposed                  -

8)  Percentage of issued class                                 -

9)  Class of security                                         ORDINARY SHARES

10) Date of transaction                                       22 MAY 2003

11) Date company informed                                     28 MAY 2003

12) Total holding following this notification                 24,218,177

13) Total percentage holding of issued class following this
    notification                                              3.048%

14) Any additional information                                        -

15) Name of contact and telephone number for queries
         ANGELA TULLY
         TEL: 020 7065 3652

16) Name and signature of authorised company official responsible for making this notification

         ANGELA TULLY
         AMVESCAP PLC
         ASSISTANT COMPANY SECRETARY

    Date of notification   29 MAY 2003

Registered Holder                        Account Designation             Holding
-----------------                        -------------------             -------
ALMIXFTTL- 18408-CHASE MANHATTA          ALMIXFTT                        116,006
ASUKEXTTL-20947-CHASE MANHATTA           ASUKEXTT                      4,998,997
Bank of Ireland                          BNXOO9IE                        173,619
BARCLAYS CAPITAL NOMINEES LIMI                                           268,881
BARCLAYS CAPITAL SECURITIES LT                                             1,900
Barclays Trust Co & Others                                                 1,230
BARCLAYS TRUST CO AS EXEC/ADM                                                 55
Barclays Trust Co DMC69                                                    3,300
Barclays Trust Co E99                                                        244
Barclays Trust Co R69                                                      5,140
BLEEQTTTL- 17011-CHASE MANHATTA          BLEEOTTT                         12,220
BLENTFUKQ-16344-CHASE MANHATTA           BLENTFUK                         54,813
BLENTPUKQ- 16345-CHASE MANHATTA          BLENTPUK                         91,405
BLEQFDUKQ- 16331-CHASE MANHATTA          BLEOFDUK                        241,344
BLEQPTUEA-16341-CHASE MANHATTA           BLEOPTUE                        193,574
BLEQPTUKQ- 16341-CHASE MANHATTA          BLEOPTUK                        696,813
BLINTNUKQ-Z1AJ-dummy                     BLINTNUK                         43,889
BLINTPUKQ- 16342-CHASE MANHATTA          BLINTPUK                         91,778
BLUKINTTL- 16400-CHASE MANHATTA          BLUKINTT                      7,152,654
BOSTON SAFE DEPOSIT AND TRUST            591668                          142,842
CHASE MANHATTAN BANK                     500227                        3,018,652
CHASE MANHATTAN BANK                     502872                        1,124,304
CHASE MANHATTAN BANK                     508068                          329,659
CHASE MANHATTAN BANK                     527191                        1,484,338
CHASE MANHATTAN BANK                     536747                          325,621
CHASE MANHATTAN BANK                     552942                          293,122
Chase Manhattan Bank                     585439                           14,829
Chase Manhattan Bank                     586528                            8,961
CHATRKTTL- 16376-CHASE MANHATTA          CHATRKTT                        397,520
Clydesdale Nominees HGBO125              00203172                            450
Clydesdale Nominees HGBO125              00225176                          1,650
Clydesdale Nominees HGBO125              00323330                          1,950
Clydesdale Nominees HGBO125              00323496                          1,600
Clydesdale Nominees HGBO125              00486590                          5,125
Clydesdale Nominees HGBO125              00597057                          1,000
Clydesdale Nominees HGBO125              00597316                          2,050
Clydesdale Nominees HGBO125              00597332                            550
Clydesdale Nominees HGBO125              00597448                          1,750
Clydesdale Nominees HGBO125              00597758                          1,500
Clydesdale Nominees HGBO125              00644128                          1,000
Clydesdale Nominees HGBO125              00651361                            650
Clydesdale Nominees HGBO125              00679401                             90
Clydesdale Nominees HGBO125              00691517                          1,000
Clydesdale Nominees HGBO125              00693404                          1,000
Clydesdale Nominees HGBO125              00693552                          2,500
Clydesdale Nominees HGBO125              00696039                          1,450
Clydesdale Nominees HGBO125              00702454                            850

Registered Holder                        Account Designation             Holding
-----------------                        -------------------             -------
Clydesdale Nominees HGBO125              00703809                            625
Clydesdale Nominees HGBO125              00807507                          2,650
Clydesdale Nominees HGBO125              00807663                            500
Clydesdale Nominees HGBO125              03100217                          1,530
Clydesdale Nominees HGBO125              03100357                            890
Clydesdale Nominees HGBO125              03100420                          1,285
Clydesdale Nominees HGBO125              03100926                          1,745
Clydesdale Nominees HGBO125              03101280                            770
Clydesdale Nominees HGBO125              03101540                            845
Clydesdale Nominees HGBO125              03101868                          1,450
Clydesdale Nominees HGBO125              03102058                          1,180
Clydesdale Nominees HGBO125              03102147                            765
Clydesdale Nominees HGBO125              03102279                          1,230
Clydesdale Nominees HGBO125              03102406                          1,220
Clydesdale Nominees HGBO125              03102465                          5,000
Clydesdale Nominees HGBO125              03102490                            740
Clydesdale Nominees HGBO125              03102546                          1,290
Clydesdale Nominees HGBO125              03103062                            690
Clydesdale Nominees HGBO125              03103119                          1,000
Clydesdale Nominees HGBO125              03105510                            750
Clydesdale Nominees HGBO125              03105669                          1,650
Clydesdale Nominees HGBO125              07000093                            725
Clydesdale Nominees HGBO225              00595798                          1,000
Clydesdale Nominees HGBO225              00597758                            750
Clydesdale Nominees HGBO225              00703213                            575
Clydesdale Nominees HGBO225              00703825                            700
Clydesdale Nominees HGBO225              00703833                          1,500
Clydesdale Nominees HGBO225              00870934                          3,650
Clydesdale Nominees HGBO225              03101361                            825
Clydesdale Nominees HGBO125              00837619                          4,100
INVESTORS BANK AND TRUST CO.             428169                           68,200
INVESTORS BANK AND TRUST CO.             555879                           11,765
INVESTORS BANK AND TRUST CO.             573039                           93,275
INVESTORS BANK AND TRUST CO.             583293                          283,852
INVESTORS BANK AND TRUST CO.             585918                            3,792
INVESTORS BANK AND TRUST CO.             586072                           59,868
INVESTORS BANK AND TRUST CO.             588888                           26,956
INVESTORS BANKANDTRUSTCO.                590421                           45,510
INVESTORS BANK AND TRUST CO.             595966                          146,562
INVESTORS BANK AND TRUST CO.             911140                           17,175
JPMORGAN CHASE BANK                      540186                           93,116
JPMORGAN CHASE BANK                      555465                          102,678
JPMorgan Chase Bank                      BTCO34IE                          8,523
JPMorgan Chase Bank                      BTCO45IE                         71,977
JPMorgan Chase Bank                      BTGFO1IE                        110,464
JPMorgan Chase Bank                      BTGFO4IE                         89,765
JPMorgan Chase Bank                      BTGFO5IE                         81,015

Registered Holder                        Account Designation             Holding
-----------------                        -------------------             -------
JPMorgan Chase Bank                      BTGFO7IE                         14,425
JPMorgan Chase Bank                      BTKOO1IE                         78,399
JPMorgan Chase Bank                      BTSOO4IE                         72,197
JPMorgan Chase Bank                      BTSOO5IE                         15,102
JPMorgan Chase Bank                      BTSO11IE                         27,683
JPMorgan Chase Bank                      BTSO15IE                          9,060
JPMorgan Chase Bank                      BTSO19IE                          2,317
JPMorgan Chase Bank                      BTSO24IE                          6,139
JPMorgan Chase Bank                      BTSO28IE                        281,220
Mitsubishi Trust International           BNNO18IE                          3,486
Mitsubishi Trust International           BNNO24IE                          4,759
Mitsubishi Trust International           BNNO33IE                          7,948
Mitsubishi Trust International           BNNO46IE                         18,377
NORTHERN TRUST BANK - BGI SEPA           581610                           87,385
NORTHERN TRUST BANK - BGI SEPA           584069                           39,928
State Street                             BNNO05IE                          1,441
State Street                             BNNO32IE                         12,216
State Street                             BNXO12IE                         12,420
State Street                             BNXO21IE                            977
STATE STREET BANK AND TRUST              713101                          648,118
Sumitomo TB                              BNNO29IE                          6,227
Sumitomo TB                              BNNO31IE                          2,193
Sumitomo TB                              BNNO36IE                          5,407
Sumitomo TB                              BNNO52IE                          5,683
Swan Nominees Limited                                                      1,400
Swan Nominees Limited                                                        403
UBS Limited                              583996                          143,667
ZEBAN NOMINEES LIMITED                                                    39,602
                                                                     -----------
                                                         Total        24,218,177

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              AMVESCAP PLC
                                      --------------------------
                                                (Registrant)



Date 29 May, 2003                 By   /s/  ANGELA TULLY
     ------------                     --------------------------
                                                (Signature)

                                             Angela Tully
                                             Assistant Company Secretary